

January 16, 2014

Via E-mail
Mr. David Pratt
Chief Executive Officer
Santa Maria Energy Corporation
2811 Airpark Drive
Santa Maria, California 93455

> **Re: Santa Maria Energy Corporation**
> **Registration Statement on Form S-4**
> **Filed December 17, 2013**
> **File No. 333-192902**

Dear Mr. Pratt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page / Letter to Hyde Park Stockholders and Santa Maria Unitholders

1.   You state that "assuming no conversion of Hyde Park common stock, Hyde Park's former stockholders will own approximately 38.6% of the outstanding common stock of Santa Maria Energy Corporation…." However, the following assertion appears on pages 3 and 55 of the final prospectus Hyde Park filed in connection with its initial public offering on August 2, 2012, and on page 3 of the Form 10-K filed on March 29, 2013:

> "… we will not enter into a business combination unless either we or our public stockholders acquire at least a controlling interest in the target business (meaning not less than 50.1% of the voting equity interests in the target or all or substantially all of the assets of such target)."

> Disclose prominently on the cover page these differences in the voting equity to be obtained as compared with what previously was disclosed, stating that Hyde Park stockholders will not be acquiring a "controlling interest" in the target business.

2.   In addition, at an appropriate place elsewhere in the document, please disclose the smallest percentage of equity that Hyde Park's former stockholders will own, giving effect to (1) maximum conversion; (2) the Santa Maria preferred; and (3) the largest potential number of Santa Maria common shares being sold to those other than Hyde Park stockholders in the Private Equity Financing to which you refer on page 24.

3.   Disclose explicitly on the cover page that passage of the merger proposal by Santa Maria unitholders is assured due to the Kayne Investors voting agreement to which you refer on page 4. In that regard, it is unclear why you suggest on page 21 that you are including the Santa Maria adjournment proposal "to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, Santa Maria Energy is not authorized to consummate the merger." Please advise or revise.

Questions and Answers About the Merger, page 1

4.   Prior to and as background for "What will Hyde Park stockholders receive in the merger?" please insert a new question and answer to address briefly how this deal is different from what was described in the IPO prospectus. Explain why you are presenting a proposal that does not meet the 50.1% threshold.

Why are Hyde Park and Santa Maria Energy proposing the merger? – page 2

5.   Identify by name the individuals who comprise the "Hyde Park sponsors" in your answer to this question.

Summary Historical Santa Maria Energy Operating and Reserve Data, page 28

6.   Please refer to FASB ASC paragraph 932-235-50-36 and expand the disclosure on page 30 and elsewhere on page F-32 relating to the oil and natural gas prices to clarify if such prices are inclusive of any adjustments such as differentials for transportation, quality, gravity, or Btu content.

Unaudited Pro Forma Consolidated Financial Data of Santa Maria and Hyde Park, page 31

7.   You have described three scenarios for which your pro forma information is being presented, including one that assumes no conversion and $71 million in private equity financing. Please expand your disclosure under this heading and the adjustment description (11) on page 34, to clarify the factual basis for the equity financing adjustment and the reason for correlating this item with your *no conversion* scenario, with

details sufficient to understand why private equity financing would not also be anticipated with conversions.

8.   We note that you have described numerous anticipated incremental fees for which no pro forma adjustments have been provided. Please confirm if accurate that you have not negotiated any agreements with third parties that would provide an adequate basis to adjust for these amounts; and indicate when you expect to establish those agreements.

9.   Please expand your disclosure to also indicate the percentage ownership that will be attributable to the Santa Maria Energy shareholder group under your no share conversion scenario. Also disclose whether any rate of conversion within the range that you have depicted is more likely of occurring and describe the manner by which you have made this determination.

Pro Forma Adjustments, page 33

10.   Please modify your various explanations for pro forma adjustments to include quantification of dollar and share figures, the rationale for each item and the method of computing the adjustment where these are not readily apparent. Please also reconcile the amounts in the first three columns of your table within adjustment description (3) on page 33 to any corresponding adjustments depicted in your pro forma statements; or explain the relevance of these computations if there are no corresponding adjustments.

11.   We understand from disclosures in adjustment description (12) on page 34 and Pro Forma Note (B) on pages 34 and 36, that you intend to offer alternative means for conversion in the event holders of more than 3,690,476 Hyde Park common shares express an interest in conversion, in an effort to persuade such investors to vote in favor of the merger and to not demand immediate conversion. You indicate that conversions in excess of 3,690,474 shares would cause the trust funds remaining after conversion to fall below the minimum established as a condition to the merger.

        Please expand these and any similar disclosures elsewhere in your filing to clarify the terms under which you would undertake such conversions and the reasonably likely impact this would have on your business plan. For example, given your risk factor disclosure on page 45, it appears you were intending to utilize the Private Equity Financing to fund drilling activities rather than conversions, thereby indicating alternate sources of financing including debt may be necessary to fund conversions and your business plan. Please also quantify the total number of Hyde Park common shares that are outstanding, whether eligible for conversion or not, and the conversion percentages corresponding to the threshold associated with the pro forma scenario.

12.   Given your intent to establish alternative conversion arrangements where necessary to complete the merger, and which may require $110 million in incremental financing, as stated in your disclosure in the fifth paragraph on page 165, the rationale for a *maximum*

conversion pro forma scenario that does not reflect conversions in excess of the 3,690,476 shares is unclear. Please tell us the basis for your presentation of the pro forma *no conversion* and *maximum conversion* scenarios that you have presented.

Please quantify the extent to which financing required to satisfy a maximum conversion scenario, based on the actual number of Hyde Park common shares that are eligible for conversion, exceed the amount of trust funds available for conversion under the terms of the merger, plus any funds you are certain to obtain under private equity financing agreements, and explain why this figure would not represent a liability that would be depicted in a *maximum conversion* pro forma scenario that includes the alternative conversions that you anticipate, to comply with Rule 11-02(b)(8) of Regulation S-X.

13.   We note your disclosure on pages 109 and 165 describing an arrangement under which you intend to fully vest and settle in cash the Santa Maria Energy Phantom Equity Units in connection with your acquisition. Please quantify the payment that you expect will be paid and explain why there does not appear to be a pro forma adjustment to reflect this obligation.

Risk Factors, page 43

14.   Revise to remove from this section text which mitigates the risk being discussed. For example, on page 50 you state "While Santa Maria Energy intends to obtain and maintain insurance coverage it deems appropriate for these risks," and you say on page 57 "While Santa Maria Energy has taken steps to address these concerns by implementing network security and internal control measures…." These disclosures may appear outside the Risk Factors section, as appropriate.

Risks Related to Hyde Park and the Merger, page 58

15.   Similarly, please eliminate "risk factors" that appear to instead constitute reasons that might support a stockholder's vote to approve the proposed merger or adjournment. Examples include the first, third, and seventeenth factors in this section and the first in the following section, "If the Hyde Park adjournment proposal is not approved…."

Each Hyde Park public stockholder has the option to vote in favor of the merger proposal and still seek conversion, page 61

16.   Revise the heading of this risk factor to clarify the risk being presented – that is the impact of stockholders who vote in favor of the merger but then convert. Expand the body of this risk factor to address, among other things, the impact of such conversions upon (i) the capitalization and financial condition of the company and (ii) the liquidity of your trading market.

Cautionary Note Regarding Forward-Looking Statements, page 70

17. Section 27A of the Securities Act expressly excludes statements made in connection with an initial public offering. Please either remove your reference to the Private Securities Litigation Reform Act of 1995 or make clear, each time that you refer to the Litigation Reform Act, that the safe harbor does not apply to initial public offerings.

Information About the Companies, page 72

Santa Maria Energy, page 72

18. It is the staff's view that proved, probable and possible reserves should not be aggregated in the filing, whether in tabular format or otherwise. Please refer to the Compliance and Disclosure Interpretations (C&DIs) issued October 26, 2009 and updated May 16, 2013, and amend the disclosure on page 72 and elsewhere on pages 129 and 162 to exclude an aggregated estimate of proved plus probable plus possible reserves. Refer to Question 105.01 under Section 105 in the C&DIs available at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

The Merger, page 85

Background of the Merger, page 85

19. Please revise your disclosure to discuss the principal factor or factors behind the decision of Santa Maria Energy's board to consider a potential strategic alternative at this point in time. For example, we note the steps that the board has taken to restructure its debt in recent periods.

20. Please discuss why each party went forward without receiving an opinion from an independent financial advisor on the fairness of the proposed merger to its members or stockholders. In the case of Hyde Park, disclose whether the approaching deadline for a transaction influenced the board in deciding to approve the transaction and to forego the receipt of a fairness opinion.

21. You suggest on page 86 that Hyde Park reviewed more than 75 acquisition opportunities and entered into discussions with "at least 12 possible target businesses…." Disclose when the first such discussion took place and when the last such discussion (aside from discussions with Santa Maria) took place.

22. We note your statement that you entered into discussions with "at least 12 possible target businesses." Expand your disclosure to:
   - Indicate the exact number of businesses you identified as possible targets and with which you then entered into discussions;
   - Why you selected those from the 75 opportunities;

- Whether you are counting Santa Maria as one of these possible targets in this total;
- Clarify the nature of the discussions with any of these possible targets;
- Discuss why you did not pursue a transaction with these possible targets; and
- If any of these other transactions would have provided Hyde Park with 50.1% control or greater, why those transactions were not pursued.

23.   Quantify the number of other "possible target businesses" you had already rejected by September 30, 2013, and quantify the number with which you had ongoing discussions or which remained under active consideration during the less than 60-day period during which you were talking with Santa Maria prior to November 27, 2013. It is unclear from the current disclosure in the carryover sentence on pages 86 to 87 whether, during this 60-day period, you rejected all 11 or 12 other targets with which you met. Revise to clarify, disclosing precisely when you notified the other active candidates that you were ending discussions and "abandoning" these opportunities, as you say on page 86.

24.   Revise to identify by name those individuals at Santa Maria and Hyde Park who were actually involved in each stage of the discussions and negotiations to which you refer. The vague references to the "parties," "representatives," and "management team" are not sufficiently specific. Also clearly identify in each case the "respective advisors" or firms to which you refer in each meeting or series of conference calls.

25.   On page 87, you disclose that several conference calls transpired between late October and early November 2013 to discuss transaction structures and valuation. In addition, you disclose that the parties determined to negotiate definitive transactions agreements. Please disclose any specific terms discussed in the conference calls during this period and material terms of any draft agreements prepared. In addition, please provide similar disclosure for the amendment to the Merger Agreement referenced on page 107.

26.   Please further discuss the reasons for and negotiations behind management's decision regarding the final valuation and form of consideration for the merger, such as how the parties determined the valuation, including all factors considered in determining a 0.2857 exchange ratio and why they decided to pursue a "double dummy" merger structure. Also discuss what alternative structures were considered and why they were rejected, and explain how the parties determined the amount of the compensation related to the merger as disclosed on page 83.

27.   Each presentation or report from and discussion with an outside party that is materially related to the transaction, whether oral or written, requires a reasonably detailed description meeting the requirements of Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. For example, please summarize in the prospectus the reports or discussions involving Barclays Capital Inc., PetroTech Resources Company Inc., and Hollister & Brace PC. Also, please confirm that you have filed as exhibits any written materials to the extent required by Item 21(c) of Form S-4.

28.   In addition, you disclose on page 89 that Santa Maria Energy's board of managers evaluated the Merger Agreement and transactions with the advice and assistance of its financial advisors. Please revise your disclosure to name each financial and other advisor, clarify their respective roles and confirm that all material presentations or reports, both oral and written, provided by an outside party have been summarized. See Item 1015 of Regulation M-A.

29.   You refer on pages 115 and 131 and elsewhere to financial projections, forecasts, and projected reserves. Ensure that all material projections exchanged or provided to the respective advisors or representatives, as well as all other non-public information material to an investment decision, are properly disclosed in the amended Form S-4.

Factors Considered by the Hyde Park Board of Directors in Approving the Merger, page 88

30.   We note the discussion on page 90 of a "variety of risks and other potentially negative factors" which the Santa Maria board considered. Provide a complete discussion of all material factors which the Hyde Park board viewed as negative. For example, clarify whether the board viewed the absence of a fairness opinion and the failure to obtain "control" of the target, which had been stated as a prerequisite in its initial public offering final prospectus, as negative factors. If the board considered those factors but did not consider them as negative factors, explain why.

31.   Revise to explain why the Hyde Park board is proposing a merger on terms that are different from the terms which Hyde Park investors were provided at the time of the initial public offering and as subsequently repeated in Hyde Park's Form 10-K filing.

32.   Disclose the calculations performed by the board to determine that Santa Maria Energy's business satisfied the 80% test referenced in Note 1 to Hyde Park's financial statements. Also quantify the "fair market value" of the target business for this purpose.

33.   You disclose on page 89 that the board determined to approve the merger in part based upon Santa Maria Energy's to-be-constructed pipeline which will be owned by Santa Maria Energy and fully to-be-built pipeline to be owned by the Laguna County Sanitation District. You further disclose on page 145 that pursuant to a "public/private company arrangement" Santa Maria Energy will build the pipeline at its cost and then dedicate the infrastructure to the Laguna County Sanitation District. Please expand your disclosure here and elsewhere to clarify the status of these projects, how you anticipate funding these projects and any material terms surrounding the arrangement with the Laguna County Sanitation District. To the extent the arrangement with the Laguna County Sanitation District is governed by an agreement, please file such agreement as an exhibit.

Factors Considered by the Santa Maria Energy Board of Managers in
Approving the Merger, page 89

34.   Please expand your discussion of the other possible strategic alternatives considered by
        Santa Maria Energy's board.

35.   Please expand this section to provide a more complete discussion of potential
        disadvantages to members of the business combination with Hyde Park, or confirm that
        no other risks or disadvantages were deemed material by the board in this context.

Interests of Hyde Park Directors, Officers and Others in the Merger, page 99

36.   In the first bullet point, you refer to "the merger or another business combination." Due
        to the approaching May 1 deadline, however, it appears that this potential merger might
        be the last practical opportunity for the sponsors, including Hyde Park's officers and
        directors, to prevent many shares that they own from becoming "worthless." If true, so
        state explicitly where you discuss the reasons for proposing this transaction at this time.
        Also revise your disclosure to emphasize the magnitude of this conflict of interest (we
        note that such shares are currently valued at more than $26 million), particularly at those
        places where you provide in bold face type the Hyde Park board's recommendation.

Merger Agreement, page 107

Registration Rights, page 112

37.   Please disclose the lock-up periods for the Kayne Investors and Hyde Park sponsors,
        including the numbers of securities to be held by each. Please also clarify whether
        registration rights will only be exercisable upon expiration of the applicable lock-up
        periods.

Conditions to Complete the Merger, page 121

38.   You state that the merger must be approved "by the members of Santa Maria Energy
        holding at least 29% of the outstanding Santa Maria Energy common units…." Disclose
        the basis or statutory provision pursuant to which you believe that such a threshold is
        consistent with applicable state law. Also clarify whether this means that
        notwithstanding a circumstance where more common units are voted against the
        proposed merger than in favor, the merger would be approved if a minority portion of
        only 29% or more of such units is voted in favor. If so, please provide appropriate Risk
        Factors disclosure to highlight this provision.

Additional Information About Santa Maria Energy, page 129

39.   Disclose the number of holders of Santa Maria Energy membership interests as of the latest practicable date, pursuant to Item 201(b) of Regulation S-K and Item 17(b)(2) of Form S-4.

40.   Define the term "potential drilling location" both here and in the Glossary.

41.   Please reconcile the disclosure of the total number of potential drilling locations attributed to the Orcutt Diatomite and Monterey in the table on page 129 to the total of all such locations identified by NSAI and the total number of addition potential drilling locations in the Orcutt Diatomite identified by the Company.

42.   Please expand your disclosure relating to the significant amounts of "other" acreage to identify the geographic areas where such acreage is located.

43.   Please expand footnote 2 to the table on page 130 providing disclosure of the Company's proved reserves by project to clarify if the 121.2 MMcf of natural gas is developed or undeveloped as of October 31, 2013.

Business Strengths, page 130

44.   We note you disclose that the Company estimates its leases may contain over 900 million barrels of oil recoverable with current technologies. Please refer to the Instruction to Item 1202 of Regulation S-K and revise your disclosure to omit any estimated values of oil and gas resources other than reserves.

Properties, page 133

Orcutt Diatomite Field, Santa Barbara County, California, page 134

45.   Please expand your disclosure to clarify if you currently have regulatory approval to drill all of 1,500 gross Diatomite wells you disclose as needed to fully develop the field. If you must apply to obtain such approval, please disclose the steps necessary and whether you believe there is a reasonable expectation such approval will be obtained. We note that it took you four years to obtain the approval for 110 wells in the same area.

Orcutt Monterey Oil Field, page 135

46.   Please expand your disclosure to clarify if the one existing horizontal well and the two horizontal wells planned for 2014 have been assigned proved reserves as of October 31, 2013.

47.   Please expand your disclosure to reconcile the 0.2 Bcf of natural gas that will not be used as a source for fuel with the disclosure elsewhere of 121.2 MMcf of proved reserves as of October 31, 2013.

Oil and Natural Gas Data, page 138

48.   Please obtain and file revised reserve reports for Exhibits 99.3, 99.4, 99.5 and 99.6 that have been prepared in each instance to conform in all respects to the definitions contained in Rule 4-10(a) of Regulation S-X, the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, and each of the applicable subparts set forth in Item 1202 of Regulation S-K.

49.   Further to the previous comment, please amend in each instance the estimates of reserves and reserves information such as the future net revenue, net present value discounted at 10% and the standardized measure presented throughout the Registration Statement resulting from revisions, if any, to the reserve reports filed as Exhibits 99.3, 99.4, 99.5 and 99.6.

Evaluation and Review of Proved Reserves, page 138

50.   Please refer to Item 1202(a)(7) and expand your disclosure to provide the qualifications of the technical person at Netherland, Sewell & Associates, Inc. and Gaffney, Cline & Associates, Inc. primarily responsible for overseeing the preparation of the reserves estimates of the firm as disclosed in the Registration Statement on Form S-4 and in Exhibits 99.3 through 99.6. Furthermore, please expand your disclosure to provide the qualifications of the technical person at Santa Maria Energy Corp. who is primarily responsible for overseeing the preparation of the reserves estimates as disclosed in the Registration Statement.

51.   You disclose that the Company has a comprehensive process that governs the determination and reporting of its proved, probable and possible reserves and such reserves are reviewed for adherence to the Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Please clarify for us how adhering to the PRMS approved by the SPE constitutes an effective control over reserves estimates as disclosed in Form S-4 which must comply with the definitions set forth in Rule 4-10(a) of Regulation S-X.

Changes in Proved Reserves During the Ten Months Ended October 31, 2013, page 139

Changes in Proved Reserves During the Year Ended December 31, 2012, page 140

Changes in Proved Reserves During the Year Ended December 31, 2011, page 141

52.   Please refer to Items 1203(b) and 1203(c) of Regulation S-K and expand your disclosure to provide the net quantities, if any, of proved undeveloped reserves converted into proved developed reserves and the capital expenditures incurred relating to such conversion for each of the periods noted.

53.   Please expand your disclosure to clarify what entity was responsible for preparing the reserves estimates as of December 31, 2010 and if such estimates adhere in all respects to the definitions set forth in Rule 4-10(a) of Regulation S-X.

Operations, page 143

Oil and Gas Sales, page 143

Oil Sales, page 143

54.   Please clarify for us if the posted prices disclosed for the Company's Diatomite and Monterey oil have been used as the benchmark or reference price in the estimation of the Company's reserves as of December 31, 2010, 2011, 2012 and Oct 31, 2013, and if not, why not.

Regulation, page 146

Climate Change, page 149

55.   We note your disclose on page 55 that the Company's Diatomite operations are expected to emit greenhouse gases that may exceed the levels as currently adopted by Santa Barbara County, noted on page 149. You state this will result in additional operating costs and may adversely affect your operating results. Please refer to FASB ASC paragraph 932-235-50-10 and expand your disclosure here or elsewhere in the Registration Statement to indicate what effect such additional operating costs may have on the estimates of proved reserves as of October 31, 2013.

Executive Officers and Managers, page 152

56.   You indicate that Mr. Pratt's activities before joining Santa Maria Energy included his involvement in a Chapter 11 reorganization and an out-of-court workout for two companies for which he served as president. Please revise his sketch to identify the

companies involved and to provide the disclosure Item 401(f)(1) of Regulation S-K requires, to the extent applicable.

Compensation Discussion and Analysis of Santa Maria Energy Prior to the Merger, page 154

57.   Please revise your filing to update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2013. For example, expand the Summary Compensation Table on page 159 to provide additional tabular entries for that year. See Instruction 1 to Item 402(c) of Regulation S-K.

58.   Please expand your disclosure with respect to the voluntary salary reductions in August 2012 or October 2012. For those other than Mr. Elias, please briefly discuss the reasons for such salary reductions and clarify the relationship between the reductions and the discretionary cash payments to be made.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Santa Maria Energy, page 162

Liquidity and Capital Resources, page 174

59.   You disclose that you expect to able to raise the capital required by the budget through the merger, private equity financing or other sales of equity, debt borrowings, and cash provided through operations. Describe how changes in the net proceeds from this merger depending on various contingencies could impact such expectations. Please discuss the release of the trust funds assuming no conversion, maximum conversion, and giving effect to the potential size of the private placement.

Capital Requirements, page 176

60.   We note that although you disclose your capital budget for 2014 is $114.3 million, a figure that is significantly greater than your $4.0 million budget in 2013, you have not provided the information required by Item 303(a)(2) of Regulation S-K. We also note your disclosure in the fifth paragraph on page 165, indicating you require $150 million to fund capital projects and that you may need to raise an additional $110 million to fund conversions of Hyde Park common shares.

Please expand your disclosure to describe the capital projects that you have planned with sufficient specificity to understand the status of the specific properties involved and your objectives, the amounts needed for each project, and the manner by which these projects will be prioritized if you have less financing than is necessary to undertake all projects. Given that you may need to fund conversions of Hyde Park common shares with proceeds from the private equity issuances, rather than exploration or development of properties, address the reasonably possible effects on your capital projects.

Please also clarify the extent to which financing is anticipated from both the trust funds and private equity issuances under the two pro forma scenarios and any particular scenario either within the range or outside of the range that you believe is more likely to occur. If you have secured agreements under your private equity initiative please quantify the funds that will be raised and describe all contingencies and the timing of these transactions.

61.   We note your disclosure on page F-27 regarding your property acquisition and participation agreement with Western Energy Production LLC. Please expand your disclosure on page 176 to describe your obligations under this arrangement, including any uncertainties and quantification of any range of reasonably possible payments that will be required to fulfill your obligations.

62.   We understand that in November 2013, you received approval from the Santa Barbara Board of Supervisors for the 136-well Orcutt Diatomite project. However, we note that you have various disclosures regarding uncertainty about the costs related to compliance with environmental regulations, including the costs to purchase and operate emissions control systems and to acquire emissions allowances, as appear on pages 55, 87, 144, 146, 148, and 149, that do not appear to include quantifiable costs.

Please disclose how these uncertainties have been taken into account in determining whether the project is "economically unfeasible" due to the requirement imposed by the Santa Barbara Board of Supervisors to purchase additional greenhouse gas offset credits than what is required by California and Federal law. Please disclose your estimate of the costs of purchasing additional credits and the impact these costs are reasonably likely to have on your plans for drilling in the Orcutt Diatomite project.

Contractual Obligations, page 178

63.   We note the disclosure regarding leases held by Santa Maria Energy on page 208 pertaining to property interests. Please explain why the contractual obligations table on page 178 would not need to reflect expenditures required under these various agreements to comply with Item 303 of Regulation S-K if that is your view. Otherwise please modify the table accordingly.

Description of Santa Maria Energy Corporation's Common Stock and Other Securities, page 197

64.   We note the "Forum Selection" provision in Article XIII on page B-16 of the amended and restated certificate of incorporation. Please revise your prospectus to disclose the impact of such provision, if material.

David Pratt
Santa Maria Energy Corporation
January 16, 2014
Page 14

Material United States Federal Income Tax Consequences of the Merger, page 211

65.   You will need to file as exhibits the omitted tax opinions with adequate time for counsel to make all revisions required in response to any staff comments which may be issued. Revise to clarify which portions of the disclosure you provide in this section constitute the opinion of named counsel, rather than suggesting only that in the future counsel will render opinions as a condition of the merger. Disclosure on page 122 and elsewhere suggests that the condition to which you refer appears to be a waivable condition. Please see generally Staff Legal Bulletin No. 19 (October 14, 2011) at Section III. In particular, we refer you to Sections III.B; III.D.2; and III.D.3.

66.   In addition to filing the tax opinions as exhibits to the Form S-4, state explicitly in this section that you will recirculate and resolicit the vote if the condition is waived and the change in tax consequences is material. See SLB 19 at Section III.D.3. We note the general Hyde Park "resolicit" undertaking on page 23.

Glossary, page 221

67.   Please revise the definition relating to proved undeveloped reserves shown on page 222 to conform to the definitions of proved and developed oil and gas reserves as set forth in Rule 4-10(a) of Regulation S-X.

Undertakings

68.   Please provide all applicable undertakings required by Regulation S-K, including Item 512(a)(5) and (a)(6).

Signatures

69.   We note on page 91 that selected members of the board of managers of Santa Maria Energy are expected to *continue* in their current positions as members of the board of directors at Santa Maria Energy Corporation. In addition, you disclose that Laurence S. Levy (currently a director of Hyde Park) will *become* a director of Santa Maria Energy Corporation if the Merger is completed. Please confirm that the current signatures represent a majority of the current board.

Exhibits

70.   Please file the omitted exhibits with your next amendment. In addition, we note that you have not filed the schedules to the Credit Agreement. Please file the complete copy of the Credit Agreement and supplementally provide the amended and restated LLC agreement to which you frequently refer.

71.   File as exhibits to the registration statement the sales contracts with Phillips 66 upon
        which your business appears to be substantially dependent. In this regard we note that
        Phillips 66 has purchased 100% of your oil production since October 2011. Refer to Item
        601(b)(10)(ii)(B) of Regulation S-K.

72.   As currently filed, we note that your proxy cards are not clearly marked "preliminary" as
        Exchange Act Rule 14a-6(e) requires. Please revise.

Financial Statements - Interim, page F-2

General

73.   Please include a comparative balance sheet as of the end of your prior fiscal year
        alongside your interim balance sheet on page F-2. Please also modify disclosures in your
        interim financial statements as necessary to comply with all applicable comments written
        on your annual financial statements.

74.   Tell us why the amounts shown for depreciation, depletion and amortization on page F-3
        do not agree with the corresponding amounts shown in your reconciliation of net loss to
        operating cash flows on page F-5.

Financial Statements - Annual, page F-12

Audit Report

75.   We note that the auditor is not identified in the audit opinion that appears on page F-12.
        Please obtain and file a properly signed audit report that covers the financial statements
        of Santa Maria Energy Holdings, LLC to comply with Rule 2-02(a)(2) of Regulation S-
        X.

Statements of Operations, page F-14

76.   We note that you hold various risk management instruments, and although you do not
        apply hedge accounting you nevertheless report either or both realized and unrealized
        gains and losses. Given the requirements of FASB ASC 815-10-35-2, gains or losses
        should correspond to the periodic change in fair value. Therefore, we do not see
        appropriate rationale for a disaggregated approach that partitions these amounts in
        deriving settlement figures as this generally yields components that do not individually
        constitute gains and losses. Please modify your disclosures to present gains and losses as
        a single amount for each period and ensure your labeling corresponds to the measures
        that are shown.

Note 1 - Organization, page F-17

77.   We note your disclosure in the second paragraph under this heading indicating that you
        have accounted for one or more of the transactions mentioned in the first two paragraphs
        as a business combination due to a change in control, and recorded the oil and gas
        properties at fair value.

        Please expand your disclosure to identify the specific transaction to which this disclosure
        pertains and to include sufficient details of the arrangement in order to clarify the manner
        by which you made these determinations.

Note 2 - Summary of Significant Accounting Policies, page F-17

Basis of Presentation and Significant Estimates

78.   We understand from your disclosure in the last paragraph under this heading, also within
        the second paragraph of your risk factor disclosure on page 46, that you are providing no
        assurance that your reserves will be developed or produced. Please modify these and any
        similar disclosures elsewhere in your filing as necessary to clarify your view relative to
        the *reasonable certainty* criteria outlined in Rule 4-10(a)(22) and (24) of Regulation S-X.

Oil and Natural Gas Properties, page F-19

79.   Your policy disclosure pertaining to the ceiling test required under Rule 4-10(c)(4) of
        Regulation S-X is imprecise by indicating it pertains only to proved properties and
        incomplete by omitting reference to elements that must be included in the ceiling utilized
        when determining whether a ceiling test write-down should be made. Please revise your
        disclosure and accounting if necessary to reflect compliance with this guidance.

        On a related point, your disclosure on page 44 indicates you are following a practice of
        impairment assessment that corresponds to the successful efforts method rather than the
        full cost method of accounting. Please revise this and any similar disclosures elsewhere
        in your filing to resolve inconsistencies.

80.   Please expand your disclosure to include the information prescribed under Rule 4-
        10(c)(7) of Regulation S-X. For example, you are required to disclose current status of
        unevaluated properties, the anticipated timing of including the related costs in your
        amortization computation, and a table reflecting the periods that various types of the
        related property costs were incurred.

Note 8 - Commitments and Contingencies, page F-26

Property Acquisition and Participation Agreement

81.   We understand from your disclosure that you are subject to an agreement that may
        require you to pay one hundred percent of regulatory permitting costs and sixty percent of
        other costs pertaining to various property interests that may be assigned to you by
        Western Energy Production, LLC. Further, we note that although you have disclosure on
        page F-28 indicating an assignment was made in June 2013, you have not quantified your
        obligations under these arrangements. Please expand these disclosures as necessary to
        clarify and add similar updated disclosures in your interim financial statements to comply
        with FASB ASC 270-10-50-6, also to address in MD&A. You should include details
        sufficient to understand any parameters governing the nature of the property interests to
        be acquired, the duration of the agreements, and any payments that are reasonably likely
        to be required to fulfill your obligations.

Note 11 – Supplemental Information on Oil and Gas Producing Activities, page F-30

82.   Please clarify for us, and amend, if material, the standardized measure of discounted
        future net cash flows disclosed for each of the periods presented to include the cost
        associated with the abandonment of your oil and gas assets as part of the future
        development costs. Refer to the guidance provided by the Division of Corporation
        Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Michael Dillard
        Divakar Gupta